

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

Lainie Minnick
Chief Financial Officer
Ares Real Estate Income Trust Inc.
One Tabor Center
1200 Seventeenth Street, Suite 2900
Denver, CO 80202

> **Re: Ares Real Estate Income Trust Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 14, 2022**
> **File No. 000-52596**

Dear Lainie Minnick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Additional Measures of Performance
Net Income and NOI, page 75

1. We note that your disclosure under this heading references the reconciliation on page 72, which appears to be in the form of a full non-GAAP income statement. In future periodic filings, to avoid a non-GAAP prominence issue, please include a reconciliation that begins with the most directly comparable GAAP measure, which appears to be Net income, and reconciles down to NOI. Refer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact William Demarest, Staff Accountant at 202-551-3432 or Isaac Esquivel, Staff Accountant at 202-551-3395 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Christopher Stambaugh